Dechert LLP	1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the "Trust")

Air Transportation Portfolio
Automotive Portfolio
Banking Portfolio
Biotechnology Portfolio
Brokerage and Investment Management Portfolio
Chemicals Portfolio
Communications Equipment Portfolio
Computers Portfolio
Construction and Housing Portfolio
Consumer Discretionary Portfolio
Consumer Staples Portfolio
Defense and Aerospace Portfolio
Electronics Portfolio
Energy Portfolio
Energy Service Portfolio
Environmental Portfolio
Financial Services Portfolio
Gold Portfolio
Health Care Portfolio
Home Finance Portfolio
Industrial Equipment Portfolio
Industrials Portfolio
Insurance Portfolio
IT Services Portfolio
Leisure Portfolio
Materials Portfolio
Medical Delivery Portfolio
Medical Equipment and Systems Portfolio
Multimedia Portfolio
Natural Gas Portfolio
Natural Resources Portfolio
Pharmaceuticals Portfolio
Retailing Portfolio
Software and Computer Services Portfolio
Technology Portfolio
Telecommunications Portfolio
Transportation Portfolio
Utilities Portfolio (formerly known as Utilities Growth Portfolio)
Wireless Portfolio (the "Funds")

File Nos. 002-69972 and 811-03114

Post-Effective Amendment No. 91

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 91 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson